Exhibit 21.0

Subsidiaries of the Registrant
Banc of California, Inc. was incorporated in March 2002 as a Maryland Corporation. It is headquartered at 3 MacArthur Place, Santa Ana, CA 92707. There is one subsidiary of the Company:
Banc of California, National Association is a national bank established in 1941 and serving the Southern California region. Banc of California, National Association is headquartered at 3 MacArthur Place, Santa Ana, CA 92707.